THE EUDORA FUND

Ticker: EUDFX

Portfolio Manager Commentary

March 31, 2014



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THE EUDORA FUND

PORTFOLIO MANAGER COMMENTARY
MARCH 31, 2014

Dear Fellow Shareholders,

The first calendar quarter of 2014 seemed action-packed with news of China's economy slowing, Russia's military incursion into Ukraine, and sub par economic statistics that were probably affected by the much colder than average winter across many parts of the US. Even with all the volatility in the markets, the domestic stock indexes ended up more or less at the same levels where they started the quarter. As such, we continue to view stocks as unattractive on average and still difficult to mine at the individual level for appealing investment candidates.

But as the legendary investor Seth Klarman eloquently stated in his introduction the sixth edition of Benjamin Graham's *Security Analysis*,

> ...value investors are bottom-up analysts, good at assessing securities one at a time based on the fundamentals. **They don't need the entire market to be bargain-priced**, just 20 or 25 unrelated securities – a number sufficient for diversification of risk. Even in an expensive market, value investors must keep analyzing securities and assessing businesses, gaining knowledge and experience that will be useful in the future. Value investors, therefore, should not try to time the market or guess whether it will rise or fall in the near term. **Rather, they should rely on a bottom-up approach, sifting the financial markets for bargains and then buying them, regardless of the level of recent direction of the market or economy.** Only when they cannot find bargains should they default to holding cash. [emphasis added][1]

In our experience, great investment ideas are often found at the intersection of corporate distress and bouts of market volatility. When either of these ingredients is missing, investors tend to give a company the benefit of the doubt and price its securities as if the good times will never end. Of course, not all corporate distress is a source of good investment ideas – we try to find companies that are being overlooked or abandoned by the market due to troubles that we judge to be *temporary* in nature rather than ongoing. These temporary issues, when combined with jittery markets, tend to provoke investor fear and the resultant sell-offs. As long-term fundamental investors, we can take advantage of this by being on the other side of the trade and buying what the fearful are selling.

We established two positions during the Fund's 2014 fiscal first quarter – Telecity Group and Interxion Holding, both of which operate in a unique niche within the datacenter industry in Europe. The two purchases are good examples of the investment progression outlined above – they were acquired in the midst of

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[1] Klarman, Seth A. "The Timeless Wisdom of Graham and Dodd." Preface. *Security Analysis*. By Benjamin Graham. 6th ed. New York: McGraw-Hill, 2009. Xxiv-xv.

8 WEST 40th STREET | 4th FLOOR | NEW YORK, NY 10018

(347) 559 6565

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PORTFOLIO MANAGER COMMENTARY (CONTINUED)
MARCH 31, 2014

broad market volatility and questions surrounding the nature of the companies' pricing power in the wake of recent performance. In what follows, we elaborate upon our investment thesis and discuss why we believe the companies' businesses are well positioned for the future, as well as why we think our purchases were made at attractive prices.

Colocation Datacenters – Nexus of the Internet

The internet is commonly described as a network of networks. The best way to really understand this is to visualize it on a network map, like the one below. Each node on the map represents an entity that is connected to the internet, with the size of the nodes determined by the *number of connections* each node has to *other nodes*. Thus, the largest dots in the picture are the major "tier 1" multinational networks such as Level 3 Communications and Global Crossing, followed by relatively smaller Internet Service Providers (ISPs) such as Verizon in the US and Deutsche Telekom in Europe. Every node in the graph, down to the individual household, is somehow connected to every other node through a chain of connections.



PORTFOLIO MANAGER COMMENTARY (CONTINUED)
MARCH 31, 2014

An important aspect of this web of connections is that the shorter the route from one node to another, the faster and more efficiently data travels, and with fewer possible obstructions along the way. The number of seconds it takes for data to go from one node to another may not matter for an email from New York to Shanghai, but for streaming movies or hosting web pages, seconds do matter, and the lower the latency, the better (Amazon stated *back in 2006* that a tenth of a second delay costs it over 1% of sales[2]). This dynamic leads to a very simple solution for the latency problems facing content providers – companies like Netflix can simply connect their servers *directly* to the ISPs that will be transmitting the content to end-users, thus minimizing the "distance" over which the data packets travel. Unfortunately, while Netflix may have the scale to undertake a project like this, it would be incredibly difficult for smaller content providers to set up direct connections with all the ISPs in existence (there are over 300 just in Europe), or even just the major ones. The solution for these smaller players usually takes the form of a colocation datacenter.

In a colocation datacenter, the datacenter operator rents out equipment, space, power, and bandwidth to its customers, while also providing cooling and security for the datacenter site. This is convenient for small and midsize companies that only require a small amount of power and thus have no need for their own datacenter facility. But equipment, space, bandwidth, and even power to a certain extent, are services that are easily commoditized and thus pose no barriers to entry.

In building their business of servicing small and midsize commercial customers, the datacenter operators made sure to have as many connectivity options under one roof. This allowed internet companies that weren't large enough to build out servers in tens (or hundreds) of different ISP datacenters to access a variety different connectivity options *in one building*. The colocation datacenters were able to lure the ISPs into their facilities with the promise to be able to connect to all the other ISPs neatly and efficiently in the same building, for a low rental fee, while also being able to take advantage of direct connectivity with smaller companies that they wouldn't normally deal with in their own datacenters. With a rich diversity of internet content companies and ISPs in their facilities, the datacenter operators were further able to attract some of the bigger cloud names into their facilities, including companies like Facebook, Amazon, and Google, as well as IT service companies working on behalf of their clients looking for ideal server placement.

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[2]Linden, Greg. "Make Data Useful." Stanford University Class: Data Mining. *Geeking with Greg - Slides from My Talk at Stanford.* Web. <http://glinden.blogspot.com/2006/12/slides-from-my-talk-at-stanford.html>

8 WEST 40th STREET | 4th FLOOR | NEW YORK, NY 10018

(347) 559 6565

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PORTFOLIO MANAGER COMMENTARY (CONTINUED)
MARCH 31, 2014

Over the past decade, the colocation datacenters have thus become the nexus of interconnection on the internet. These facilities, especially the seasoned ones that are more than a few years old, are hotbeds of interconnection between the "tenants" in the building. The various clientele – content providers, ISPs, cloud companies, and IT-services firms –take advantage of the network effects of the "internet ecosystem" in each of the datacenters primarily through direct interconnection with each other, or "peering." Many of the connections seen in the above network graph, including some of the major intercontinental connections between telecom service providers, happen in colocation datacenters.

There are a few dominant carrier-neutral colocation datacenter firms around the world. The most well known is probably Equinix, whose primary business is in the US, but which also has sites in Europe and Asia. The firms that dominate the European landscape include Telecity, Interxion, and closely held Telehouse. All the aforementioned companies run competitively advantaged operations, but we think the European-centered colocation business has better competitive dynamics given the more fragmented nature of telecom providers in Europe.

As we implied previously, short-term operational challenges are some of the best breeding grounds for investment opportunities, and we found this to be the case for our investments in Telecity and Interxion. Over the past decade, even as the colocation industry grew rapidly, there were those who remained skeptical about the colocation business model. Their argument was that the wholesale datacenters – the ones appealing to larger companies that had substantial power, space, and equipment requirements – would be able to "move down-market" and compete for the colocation firms' customer base, while also working toward the establishment of interconnection ecosystems in their facilities. In other words, the colocation players' days of extraordinary profits were numbered due to the ease with which they would succumb to competitive encroachment.

For many years, the skeptics' arguments rang hollow as the colocation firms' revenues increased at high double-digit rates per annum, and their unit pricing grew strongly. But 2013 was different, as all the publicly traded players began reporting a deceleration in pricing, which begged the question: was this a short term blip, or were the colocation players finally beginning to feel the competitive heat? The market's response was to shoot first and ask questions later, particularly with Telecity, which suffered a stock price decline of over 35%, but also with Interxion and Equinix, which suffered declines of 25-30%.

Our response, on the other hand, was to conduct extensive research. We found that rather than a broad deterioration of colocation competitive dynamics, each of the companies had their own unique issues in 2013 that happened to coincide with each other. Telecity, for one, had opened a large datacenter in 2009, at which point it managed to sign up a large number of tenants at high rental rates

PORTFOLIO MANAGER COMMENTARY (CONTINUED)
MARCH 31, 2014

due to its reputation for ecosystem cultivation at its other datacenters. The contracts it signed back then came up for renewal in 2013, and because that particular datacenter's ecosystem has been developing slower than the company's other sites, Telecity was faced with an unusually large decrease in contract rates and abnormally high levels of customer churn. Excluding that issue, we concluded that the rest of Telecity's business was running quite smoothly, with pricing actually accelerating over the course of the year. We acquired our position in Telecity during the Fund's first fiscal quarter of 2014 at approximately $12.20 per share. This amounted to about 12-times our estimate of the company's normalized 2014 free cash flow, or an approximate 8% free cash flow yield. We believe the company can grow its free cash flow close to 10% annually over the next few years, leading to shareholder returns that we think can reach as high as 20% annually.

Interxion had a different issue that affected its unit pricing in 2013. Over the course of 2012, the company increased its capacity quite dramatically (by 20% year-over-year), and in an accelerating fashion as the year progressed. This left the company with a large amount of newly launched square footage. As the true value proposition of a colocation datacenter is the vast array of connectivity options and potential interconnections, the initial tenants usually secure space at lower than average rates. Given the substantial amount of space that Interxion was filling at new centers, the decrease in average pricing was to be expected. As 2013 progressed, pricing began to increase again, and given capacity constraints in some of Interxion's major locations, we believe that price increases in 2014 will be even larger. We acquired our position in Interxion during the Fund's first fiscal quarter of 2014 at approximately $24.70 per share, equal to about 13.5-times our conservatively derived estimate of 2014 normalized free cash flow. That multiple implies a free cash flow yield of about 7.5%, and as with Telecity, we think Interxion can grow this cash flow at double digit rates per annum over the next few years, leading to shareholder returns that we believe will be in the neighborhood of 20% per year.

We purchased Telecity and Interxion shares at valuations in the lower end of the ranges that the stocks have traded at over the past five years. Beyond the return we expect to earn simply by holding cheap stocks that are growing fast, we think there is also the possibility of multiple expansion as the market comes to realize what our research process has led us to conclude: the colocation business continues to remain competitively advantaged, and its major players should earn high returns on their invested capital for the foreseeable future. As a result of our conclusions and given the attractive equity valuations of the two companies, we allocated a total of approximately 10% of the Fund's portfolio to the two holdings: approximately 6% in Telecity and 4% in Interxion.

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8 WEST 40th STREET | 4th FLOOR | NEW YORK, NY 10018

(347) 559 6565


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PORTFOLIO MANAGER COMMENTARY (CONTINUED)
MARCH 31, 2014

At present, our research plate is more full than at any time since the Fund's inception. The recent market volatility has been tame by historical standards and has not resulted in much of a change for the broad indices. Nevertheless, it has allowed us to put capital to work in attractively valued securities such as Telecity and Interxion, as well as expand our research activity into interesting and potentially attractive investment candidates. I look forward to writing you again when we publish our Semi-Annual Report for the period ending April 30, 2014. Thank you for your confidence and support.

Sincerely,
David A. Cohen

Investment Adviser
Eudora Asset Management, LLC
8 West 40th Street, 4th Floor
New York, NY 10118

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